
Mail Stop 3010   May 25, 2010

Jerry Pascucci, President and Director
Tactical Diversified Futures Fund L.P.
c/o Citigroup Managed Futures LLC
731 Lexington Avenue - 25th Fl.
New York, New York 10022

> **Re: Tactical Diversified Futures Fund L.P.**
> **(f/k/a Citigroup Diversified Futures Fund L.P.)**
> **Form 10-K**
> **Filed March 31, 2009**
> **File No. 000-50718**

Dear Mr. Pascucci:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis …, page 9

        Graham Capital Management, L.P., page 10

1.   In response to comment 7 of our letter dated September 11, 2009, you represented that you would include disclosure similar to the following:

> As of December 31, 2008, the Multi-Trend Program consisted of the Global Diversified Program and the K4 Program. The Global Diversified Program employs a systematic strategy that utilizes multiple computerized

trading models and offers broad diversification across various global markets. The K4 Program employs a systematic strategy that utilizes a mathematical model to identify certain price patterns that indicate a high probability that a significant directional move will occur.

We were not able to locate this revision or similar language in your 10-K for the year ended December 31, 2009. Please advise.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

  Please contact Stacie Gorman at (202) 551-3585 or me (202) 551-3785 at with any other questions.

          Sincerely,

          Karen J. Garnett
          Assistant Director

cc: Rita M. Molesworth, Esq. (*via facsimile*)